November 19, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	John Cash Lisa Etheredge Asia Timmons-Pierce Erin Jaskot

Re:	GSE Holding, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 28, 2013 Form 10-Q for the Period Ended June 30, 2013 Filed August 9, 2013 File No. 1-35382

Dear Mr. Cash:

This letter will confirm our telephone conversation today regarding GSE Holding, Inc.’s (the “Company”), request for an extension of time to respond to the letter from the staff of the Securities and Exchange Commission (the “Staff”), dated October 30, 2013, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012 and the Company’s Form 10-Q for the period ended June 30, 2013.

As we agreed, the Company will file its formal response to the Staff’s comments on or before November 22, 2013.

In the meantime, if you or other members of the Staff have any questions, please do not hesitate to call me at 281-627-1339.

Sincerely, /s/ Mark Whitney Mark Whitney, Vice President, General Counsel GSE Holding, Inc.

cc:           Daniel Storey, GSE Holding, Inc.